Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special Meeting  of Shareholders (the "Special Meeting" or the "Meeting") of  RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Thursday, September 10, 2015 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To approve the terms of compensation of our Chief Executive Officer;

2.	To approve the severance terms of our former Chief Executive Officer;

3.
To approve (i) the cessation of service of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors, and (ii) the appointment of Brightman Almagor Zohar, a member of Deloitte International ("Deloitte"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of Deloitte in accordance with the volume and nature of their services; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. As more fully described in the Proxy Statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than August 13, 2015 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Shareholders of record at the close of business on August 10, 2015 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Special Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

August 6, 2015

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Special Meeting of Shareholders (the "Special Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders.  The Meeting will be held on Thursday, September 10, 2015 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Special Meeting is as follows:

1.	To approve the terms of compensation of our Chief Executive Officer;

2.	To approve the severance terms of our former Chief Executive Officer;

3.
To approve (i) the cessation of service of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors  and (ii) the appointment of Brightman Almagor Zohar, a member of Deloitte International ("Deloitte"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of Deloitte in accordance with the volume and nature of their services; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Special Meeting.  If any other matters properly come before the Special Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on August 10, 2015 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of August 2, 2015 there were outstanding 15,541,306 Ordinary Shares (excluding treasury shares).

Two or more shareholders conferring in the aggregate at least 35% of the voting power present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such day, time and place as the Chairman of the Board of Directors, with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment, shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be required to be given to shareholders.

Position Statements

To the extent you would like to submit a position statement with respect to any of the proposals described in this Proxy Statement pursuant to the Israeli Companies Law, 1999 (the “Israeli Companies Law” or the "Companies Law"), you may do so by delivery of appropriate notice to the Company’s offices (Attention: General Counsel) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than ten days after the record date (i.e., August 20, 2015). Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding Ordinary Shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to the Company’s offices (Attention:  General Counsel) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than August 13, 2015.

In general, a shareholder proposal must be in English and set forth: (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal; (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company; (iv) the proposing shareholder's purpose in making the proposal; (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting; (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; and (viii) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The Company may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than August 20, 2015 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Special Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about August 12, 2015, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of August 2, 2015, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned1	Beneficially Owned as Percent of Total Shares2
Sergey Anisimov 3	14,138,384	78.4%
Boris Granovsky 4	13,898,821	77.1%
All directors and officers as a group 5	14,515,929	78.85%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to securities. Ordinary shares relating to options, warrants or other convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 15,541,306 ordinary shares outstanding excluding 2,125 ordinary shares held as treasury shares as of August 2, 2015.

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on October 29, 2014, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i)  11,407,954 ordinary shares held by STINS COMAN (ii) 239,563 ordinary shares held by Invencom, an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom, (iii) 125,000 warrants held by Stins Coman and (iv) 2,365,867 convertible shares based on the $3.0 million outstanding loan balance under the Convertible Loan Agreement.

(4)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

(5)
Includes outstanding options exercisable within 60 days as of August 2, 2015 into 377,545 ordinary shares. These options have an exercise price ranging from $1.31 to $14.88 per ordinary share and with the last options expiring in 2020.

Forward-Looking Statements

We make statements in this Proxy Statement that are considered "forward-looking statements," within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in offering circulars and prospectuses, in press releases and other written materials, and in statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Forward-looking statements include statements regarding the intent, belief or current expectations of RiT and its management about RiT’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as "believe," "expect," "intend," "estimate" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below, our annual reports on Form 20-F, our reports on Form 6-K and other reports filed with or furnished to the SEC. Any forward-looking statements contained in this Proxy Statement speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements.

ITEM 1 – TERMS OF COMPENSATION OF OUR CEO
(Item 1 on the Proxy Card)

Background

Under the Companies Law, as amended, the compensation terms of our Chief Executive Officer, including salary, bonuses, equity compensation and retirement or termination payments, generally require approval of our Compensation Committee, Board of Directors and shareholders, in that order. In addition, the CEO's compensation terms, must comply with the Company's Compensation Policy for Executive Officers and Directors, which was approved by our shareholders on June 17, 2013 (the "Compensation Policy").

On July 5, 2015 (the "Appointment Date"), Mr. Yossi Ben Harosh was appointed as our new President and CEO, replacing Motti Hania, who served as our President and CEO since January 2014.

Each of our Compensation Committee and Board of Directors, following consideration of, among other things, the Compensation Policy, approved the following compensation terms to Mr. Ben Harosh, effective as of the Appointment Date:

•	Salary: A monthly salary of NIS 85,000 (approximately $22,470). However, the social contributions by the Company shall be based on lower sum of NIS 68,000 (reflecting 80% of NIS 85,000).

•
Equity Incentives: A grant of options to purchase 777,065 of the Ordinary Shares (representing 5% of the current issued and outstanding share capital of the Company), with an Exercise price of $1.2 per share (higher than the closing price of our shares on NASDAQ as of the Appointment Date). All such options are subject to the terms of our 2003 Share Option Plan (the "ESOP") and vest over a period of three years from the Appointment Date in three equal annual installments. The recorded expanses for said options grant are expected to be approximately $400,000, over the vesting period of three years (1/3 each year).

•	Car Expenses: Reimbursement of car expenses in the sum of NIS 7,000 (approximately $1,850) per month (or making available to Mr. Ben Harosh a company car comparable to said cost level).

•
Termination Notice Period: In the event of termination of Mr. Ben Harosh's employment, other than termination for "cause" (as such term is defined in Mr. Ben Harosh's employment agreement), he will be entitled to a termination notice of six (6) months. During such period, Mr. Ben Harosh will be entitled to all rights and compensation to which he is entitled under his employment agreement.

•	Other Benefits: Mr. Ben Harosh will be entitled to additional customary benefits given to our executive officers.

Pursuant to Mr. Ben Harosh's employment agreement, he has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Mr. Ben Harosh’s employment agreement also contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Ben Harosh not to compete with us or in our fields of business for 12 months following termination of his employment. As an executive officer, he will also be entitled to an Indemnification Agreement, substantially in the form approved by our shareholders in 2009 and will benefit from the directors and officers liability insurance we maintain.

The Proposed Resolution

It is proposed that at the Special Meeting the following resolution be adopted:

           “RESOLVED, that the proposed compensation terms for Yossi Ben Harosh, as described in Item 1 of the Proxy Statement, dated August 6, 2015, are hereby approved."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd.; and our Chief Executive Officer are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at telephone number +972-77-2707203; fax number: +972-3- 6455162 or email erane@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

For the sake of clarity, according to the Companies Law, even if the shareholders will reject approval of the proposed resolution in this Item 1, the Compensation Committee and the Board of Directors may thereafter approve the proposal in special circumstances; provided that they have so determined based on detailed reasoning, and after having re-examined the proposal and considered, among others, the shareholders' rejection of the resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – SEVERANCE TERMS OF OUR FORMER CEO
(Item 2 on the Proxy Card)

Background

Motti Hania, who served as our President and Chief Executive Officer since January 2014 and has been with RiT since April 2012, resigned in July 2015. Mr. Hania's employment agreement provides him a termination notice period of four (4) months, i.e., he is entitled to receive his salary and contractual benefits until November 15, 2015 (the "Termination Date"). In addition, pursuant to his employment agreement and the ESOP, the 31,738 stock options previously granted to him and that will not vest on the Termination Date will expire on said date, whereas the 144,961 stock options that will vest at that time will expire on February 15, 2016, being 90 days following the Termination Date.

In recognition of Mr. Hania's contribution to the Company, each of our Compensation Committee and Board of Directors approved, following consideration of, among other things, the Compensation Policy, the following modifications to his severance related compensation:

•
Prior Notice Period: An extension of the prior notice period by two months, i.e., he will be entitled to a total prior notice period of six (6) months, until January 15, 2016 (the "New Termination Date"), during which period he will be entitled to receive his salary and contractual benefits under his employment agreement.

•
Stock Options: (i) An immediate vesting on the New Termination Date of all of Mr. Hania's then unvested options, and (ii) an extension of nine months of the expiration date of all of the options held by Mr. Hania, i.e., until January 15, 2017 (instead of February 15, 2016).

In approving said severance terms, our Compensation Committee and Board of Directors also considered the fact that the aforesaid modification to the stock options would require us to record an additional expense of approximately $40,000 and that the additional expenses for the two months prior notice extension shall be approximately $50,000.

The Proposed Resolution

It is proposed that at the Special Meeting, the following resolution be adopted:

“RESOLVED, that the proposed modification of severance terms for Motti Hania, as described in Item 2 of the Proxy Statement, dated August 6, 2015, is hereby approved."

Required Vote

Under the Companies Law, as amended, the compensation terms of a chief executive officer, including, without limitation, any severance related compensation, generally require approval of the compensation committee, board of directors and shareholders, in that order. While Mr. Hania no longer serves as our chief executive officer, we determined, for the sake of caution, to seek shareholder approval. As such, approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 1 above, under the caption "Required Vote".

Our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd.; as well as Mr. Hania are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at telephone number +972-77-2707203; fax number: +972-3-6455162 or email erane@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

For the sake of clarity, according to the Companies Law, even if the shareholders will reject approval of the proposed resolution in this Item 2, the Compensation Committee and the Board of Directors may thereafter approve the proposal in special circumstances; provided that they have so determined based on detailed reasoning, and after having re-examined the proposal and considered, among others, the shareholders' rejection of the resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 – REPLACEMENT OF INDEPENDENT AUDITORS SERVICE
(Item 3 on the Proxy Card)

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International ("KPMG"), has served as the Company’s independent auditors for many years. Most recently, our Audit Committee and our Board of Directors have resolved to recommend to the shareholders to terminate the service of KPMG as our independent auditors for the 2015 fiscal year.

Pursuant to the Companies Law, the position of the Audit Committee and the Board of Directors with regard to the termination of the services of the independent auditors shall be presented at the Meeting.

The position of our Audit Committee and Board of Directors is that, due to dissatisfaction from KPMG's services, the replacement of KPMG is beneficial to the Company and following discussion with several audit firms, have selected Brightman Almagor Zohar, Certified Public Accountants (Isr.), a member of Deloitte International ("Deloitte"), to be appointed as the Company’s independent auditors for the 2015 fiscal year, replacing KPMG.

Deloitte has no relationship with us or with any of our affiliates. Our Audit Committee and Board of Directors believe that due to Deloitte's reputation in the auditing field, being one of the big audit firms in Israel, as well as their specific expertise with NASDAQ traded companies, Deloitte has the professional qualifications and qualified personnel to act as our auditors.

The shareholders will also be asked to authorize the Board of Directors to fix the compensation of Deloitte in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The Proposed Resolution

It is proposed that at the Special Meeting the following resolution be adopted:

“RESOLVED, that the service of KPMG as independent auditors of the Company is terminated, effective immediately; and

FURTHER RESOLVED, that the appointment of Deloitte as independent auditors of the Company for the 2015 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board of Directors the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Special Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

OTHER BUSINESS

We know of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: August 6, 2015